SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 19, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 18, 2008

TAM Receives New Airbus A320

Arrival of the aircraft reinforces the Company’s policy of operating a fleet with a low average age, ensuring greater passenger comfort

São Paulo, February 18, 2008 – TAM (Bovespa: TAMM4 e NYSE: TAM) last weekend incorporated a new Airbus to its fleet, brought directly from the factory at Toulouse, France. With this aircraft, TAM now has 103 Airbus models – 15 A319s, 71 A320s, 3 A321s, 12 A330s and 2 A340s. The arrival of the new airplane reinforces TAM’s policy of operating a fleet with a low average age, ensuring greater passenger comfort.

This is the first aircraft incorporated into the Company’s operating fleet this year. With the new A320, TAM has a fleet of 110 airplanes in operation, with 103 Airbus models, 4 F-100s and 3 MD-11s. The Company expects to close 2008 with 123 airplanes. The estimate is to have 147 airplanes in operation by the end of 2012.

TAM was the airline that received the most new aircraft from the Airbus factories in 2007 (33 models), according to the French manufacturer, even surpassing Chinese and Indian airline companies. With the arrival of this new A320, TAM is not only operating the largest Airbus fleet in Latin America, but is also the company with the widest range of the European airplane builder’s models in the region.

Used on Brazilian routes and South American destinations operated by TAM, the new A320s are satisfying the increase in demand that has been seen over the past few months. From January to December 2007, domestic passenger air traffic increased 11.9% .. Over the same period, TAM’s traffic was up 14% compared to the previous year, according to official data released by the National Civil Aviation Agency (ANAC).

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Phone: (55) (11) 5582-8167 Fax: (55) (11) 5582-8155 tamimprensa@tam.com.br MVL Comunicação Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader for more than four years, and closed the month of January 2008 with a 48.6% market share. The company flies to 45 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 82 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 67% in January. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.5 million members and has issued more than 5,2 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.